

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2020

Christopher M. Abundis
Executive Vice President, Chief Financial Officer, GC & Secretary
SilverBow Resources, Inc.
575 North Dairy Ashford, Suite 1200
Houston, Texas 77079

> **Re: SilverBow Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 29, 2020**
> **File No. 333-238778**

Dear Mr. Abundis :

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation

cc: David Oelman, Esq.